Exhibit 12

SAMSON OIL & GAS LIMITED
Ratio of Earnings to Fixed Charges

	Year ended June 30
	2009	2010	2011		2012
Earnings
Net Income	$(10,177,689)	$(24,164,356)	$54,148,222		$(31,236,451)
Fixed Charges	5,574,131	1,450,134	1,005,213		-
Total	$(4,603,558)	$(22,714,222)	$55,153,435		$(31,236,451)
Fixed charges
Interest expensed	$(5,574,131)	$(1,450,134)	$(930,747)		$-
Interest capitalised	-	-	(74,466)		-
Total	$(5,574,131)	$(1,450,134)	$(1,005,213)		$-
Ratio of Earnings to Fixed Charges	(1)	(1)	54.9	X	(2)

(1)	For the years ended December 31, 2009 and 2010, earnings were inadequate to cover fixed charges by approximately $10.2 million and $25.6 million, respectively.
(2)	For the year ended June 30, 2012, our ratio of earnings to fixed charges was zero. The basis for this calculation is that we have no long-term debt and therefore no interest expensed or capitalized, amortized premiums, discounts or capitalized expense relating to indebtedness.

On July 1, 2011, we commenced reporting as a U.S. domestic issuer instead of as a foreign private issuer. In accordance with guidance from the SEC staff, our financial statements have been recast from IFRS into U.S. GAAP for only the past three years. As such, we have recast only three years of Ratio of Earnings to Fixed Charges as well. For the years ended December 31, 2007 and 2008, we expect that, if calculated per U.S. GAAP, earnings were inadequate to cover fixed charges.